Exhibit 11.1
Computation of Earnings Per Share
     The following table sets forth the computation of dilutive earnings per share (“EPS”) for the three months ended March 31, 2006 and 2005.

	Three Months Ended
	March 31,
	2006	2005
Numerator:
Net income as reported for basic EPS	$625,737	$737,066
Adjustments to income for diluted EPS	—	20,061

Net income for diluted EPS	$625,737	$757,127

Denominator:

Weighted average shares for basic earnings per share	21,377,525	15,689,872
Effect of dilutive securities:
Stock options	1,584,900	661,908
Warrants	214,653	270,936
Conversion of debt instruments	—	840,902

Adjusted weighted average shares and assumed conversions for EPS	23,177,078	17,463,618

Basic EPS	$0.03	$0.05

Diluted EPS	$0.03	$0.04